600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

April 2, 2012

Via EDGAR

Ms. Laura Nicholson

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZaZa Energy Corporation
Preliminary Information Statement on Schedule 14C
Filed March 20, 2012
SEC accession no. 0001047469-12-002959

Dear Ms. Nicholson:

This letter is in response to our telephone conversation on March 30, 2012, relating to ZaZa Energy Corporation’s (the “Company”) Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2012, SEC accession no. 0001047469-12-002959 (the “Information Statement”).  In response to the Commission’s verbal comment, we are writing to clarify the actions taken by the Company that are described in the Information Statement.

On February 21, 2012, the Company completed the combination of ZaZa Energy, LLC and Toreador Resources Corporation and the associated financing as described in the Information Statement (the “Combination”).  The warrants described in the Information Statement that were issued in such financing would be exercisable for more than 20% of the outstanding shares of common stock of the Company, so in order to comply with Nasdaq rules, the warrants contain a provision stating that shares issuable upon exercise of the warrants may not exceed 19.9% of the outstanding shares until after “approval by the Company’s shareholders in accordance with applicable law and the rules and regulations of [Nasdaq].”  Immediately following the closing of the Combination and associated financing, stockholders having more than a majority of the Company’s outstanding common stock executed a written consent authorizing the Company to issue such warrants and approving the terms thereof.  However, such corporate action is not effective until, as provided in the warrants, such approval has been obtained “in accordance with applicable law.”

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

As you noted in our phone call on March 30, 2012, Rule 14c-2(b) states that a corporate action approved by written consent may not be taken until at least 20 days after the information statement has been sent to security holders.  This will confirm that the provision in the warrants limiting the number of shares issuable upon exercise of the warrants shall remain effective until 20 days after the information statement is sent to security holders, such that the corporate action authorized by the written consents may not be taken until such time.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (713) 220-4323.

Very truly yours,

/s/ William Mark Young

William Mark Young

cc:	Charles Campise [ZaZa Energy Corporation]
Jim Thornton [ZaZa Energy Corporation]